Exhibit 7(r)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE EXPEDIA GROUP STOCKHOLDERS LITIGATION	CONSOLIDATED C.A. No. 2019-0494-JTL

STIPULATION OF COMPROMISE AND SETTLEMENT

This Stipulation of Compromise and Settlement (the “Stipulation”) is made and entered into as of November 2, 2021. The parties to this Stipulation (each a “Party” and, collectively, the “Parties”), by and through their undersigned attorneys, have reached an agreement for the settlement of the above-captioned matter styled In re Expedia Group Stockholders Litigation, filed in the Court of Chancery of the State of Delaware (the “Court”), C.A. No. 2019-0494-JTL (the “Action”) on the terms set forth below (the “Settlement”) and subject to Court approval pursuant to Court of Chancery Rules 23 and 23.1. This Stipulation is intended to fully, finally, and forever resolve, discharge, and settle all claims asserted in the Action and all claims relating to the transactions and other matters challenged in the Action.

The Parties to this Stipulation are:

1. Lead Plaintiff Steamfitters Local 449 Pension Plan (“Steamfitters” or “Plaintiff”), a stockholder of Expedia Group, Inc. (“Expedia” or the “Company”), derivatively on behalf of Expedia pursuant to Court of Chancery Rule 23.1, and on behalf of itself and the Class (as defined below) pursuant to Court of Chancery Rule 23;

2. Nominal defendant Expedia, a Delaware corporation;

3. Barry Diller, Alexander von Furstenberg, the Diller Foundation d/b/a the Diller-von Furstenberg Family Foundation (the “DVFFF”), Susan C. Athey, A. George “Skip” Battle, Craig A. Jacobson, Chelsea Clinton, Jonathan L. Dolgen, Courtnee Chun, Pamela L. Coe, Christopher Shean, Peter M. Kern, Victor Kaufman, Dara Khosrowshahi, and Mark Okerstrom (collectively, the “Defendants”); and

4. The Special Litigation Committee of the Board of Directors of Expedia (the “Special Litigation Committee” or “SLC”).

WHEREAS,

Summary of the Action

A. In mid-November 2017, Expedia began exploratory discussions concerning a potential acquisition of Liberty Expedia Holdings, Inc. (“LEXE”), a holding company whose assets included high-vote Class B Common Stock Shares of Expedia (the “Class B Shares”). At the time of those discussions, Mr. Diller held certain rights pursuant to an Amended and Restated Stockholders Agreement, between Mr. Diller and LEXE, dated December 20, 2011, as amended on November 4, 2016 (the “Stockholders Agreement”), and an Amended and Restated Governance Agreement, among Expedia, LEXE, and Mr. Diller, dated December 20, 2011 (the “Governance Agreement” and, together with the Stockholders Agreement, the “Existing Governance Agreements”).

B. Among Mr. Diller’s rights under the Stockholders Agreement was an irrevocable proxy to vote the shares of Expedia common stock and Class B Shares held by LEXE and its subsidiaries (“Mr. Diller’s Proxy”). In addition, under the Stockholders Agreement, Mr. Diller was provided (1) with the right to swap or exchange common shares of Expedia for any Class B Shares LEXE sought to dispose of through a defined Transfer (the “Swap/Exchange Right”); and (2) a tag-along right and a right of first refusal in the event of such a Transfer. Under the Governance Agreement, Expedia was required to hold high-vote Class B Shares so that such shares would be available for purchase by Mr. Diller for a period of two years following a transaction where LEXE transferred all its Expedia shares to an unaffiliated third party (the “Warehousing Right”).

C. After the termination of discussions in February 2018, discussions concerning a potential acquisition of LEXE by Expedia began again in late 2018 and a special committee to consider a potential transaction was established comprised of directors Craig Jacobson, A. George “Skip” Battle, and Susan Athey. The special committee retained Paul, Weiss, Rifkind, Wharton & Garrison and PJT Partners Inc. as its legal and financial advisors, respectively. After months of investigation, negotiations and deliberations, in April 2019, Expedia and LEXE announced that they had reached agreement on a proposed merger whereby Expedia would acquire LEXE, as recommended by the special committee.

D. More specifically, on April 15, 2019, LEXE entered into an agreement and plan of merger (as amended on June 5, 2019, the “Merger Agreement”) with Expedia, LEMS I LLC, a single member Delaware limited liability company and wholly owned subsidiary of Expedia (“Merger LLC”), and LEMS II Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”). The Merger Agreement provided for the merger of Merger Sub with and into LEXE (the “First-Step Merger”), with LEXE surviving as a wholly owned subsidiary of Merger LLC, and immediately following the First-Step Merger, the merger of LEXE with and into Merger LLC, with Merger LLC surviving as a wholly owned subsidiary of Expedia. The Merger Agreement provided for holders of LEXE common stock to receive 0.360 shares of Expedia common stock for each share of LEXE common stock held as of the time of the mergers (collectively the “Merger”).

E. In connection with the Merger, Expedia entered into an Exchange Agreement, dated as of April 15, 2019 (the “Exchange Agreement”), with Mr. Diller, the DVFFF and LEXE. Pursuant to the Exchange Agreement, Mr. Diller and the DVFFF exchanged, immediately prior to closing of the Merger, 5,523,452 shares of Expedia common stock for an equal number of Class B Shares held by LEXE (the “Exchange”). As a result of the Exchange, Mr. Diller and the DVFFF obtained approximately 28% of the total voting power of Expedia on a post-Merger basis.

F. In addition, a new governance agreement was entered into (the “New Governance Agreement”). Under the New Governance Agreement, for nine months following closing of the Merger, Mr. Diller (directly or together with any third party that grants Mr. Diller a proxy over such shares and executes a joinder of that agreement) was entitled to acquire from Expedia up to 7,276,547 Expedia Class B Shares (the “Additional Shares”) (equal to the 12,799,999 shares owned by LEXE prior to the Merger minus the shares Mr. Diller obtained under the Exchange Agreement) by (a) exchanging shares of Expedia common stock on a 1:1 basis, or (b) purchasing the Class B Shares at a price determined by the average closing price of Expedia common stock over the immediately preceding five trading days (the “New Warehousing Right”). If Mr. Diller had exercised the New Warehousing Right in full, he would have acquired approximately 49% of the total voting power of Expedia including the Class B Shares acquired in the Exchange.

G. The Class B Shares acquired by Mr. Diller and the DVFFF pursuant to the Exchange are freely transferable. In contrast, Mr. Diller and the DVFFF agreed with Expedia that any Additional Shares acquired would convert into Expedia common stock upon any transfer of those shares that represents more than 5% of the total outstanding voting power. In addition, Additional Shares would convert into common stock automatically upon Mr. Diller’s death, disability or such time as he no longer serves as Chairman of the Board or Senior Executive of Expedia.

H. The Merger closed on July 26, 2019. The Merger together with the Exchange Agreement and the New Governance Agreement are referred to as the “Transaction”.

I. In June and July of 2019, putative stockholders of Expedia filed three separate putative class action and derivative complaints challenging the Transaction, which the Court consolidated into this case on August 12, 2019. On September 20, 2019, the Court entered an Order Establishing Leadership Structure, designating Steamfitters as Lead Plaintiff and the law firms of Labaton Sucharow LLP, Friedlander & Gorris, P.A., and Bernstein Litowitz Berger & Grossmann LLP as Co-lead Counsel for Steamfitters and the putative class.

J. On October 17, 2019, Plaintiff filed a Consolidated Verified Class Action and Derivative Complaint in the Court, derivatively on behalf of Expedia and on behalf of itself and a Class of Expedia stockholders. Plaintiff filed a First Amended Consolidated Verified Class Action and Derivative Complaint (the “Complaint”) on January 10, 2020. The Complaint asserts: (1) a direct and derivative claim for breach of fiduciary duty against the director Defendants; (2) a direct and derivative claim for breach of fiduciary duty against Mr. Diller contending Mr. Diller was Expedia’s controlling stockholder; (3) a direct and derivative claim for breach of fiduciary duty against Messrs. Diller and Okerstrom in their capacities as officers; (4) a derivative claim for unjust enrichment against Mr. Diller and the DVFFF; and (5) a claim for declaratory judgment against all Defendants that Mr. Diller had no contractual right or power to prevent or interfere with the Merger or to obtain any Class B Shares. Plaintiff’s central premise for this Action is that Mr. Diller orchestrated the Transaction in order to pass his “outsized voting influence” to his stepson, Alexander von Furstenberg. Plaintiff further alleged that Mr. Diller’s right to the Additional Shares was not triggered by the Merger under the terms of the Stockholders Agreement, and thus the Class B Shares were improperly transferred to Mr. Diller, granting him “dynastic control” of the Company.

K. On December 3, 2019, the Board of Directors of Expedia established, pursuant to Delaware law, a special litigation committee consisting of Julie Whalen and Jon Gieselman (the “SLC”), both of whom first joined the Board of the Company after the underlying events that led to the Transaction. The SLC was authorized, among other things, to investigate Plaintiff’s claims and to determine an appropriate course of action with respect thereto, and all such determinations were deemed final and binding upon the Company and were not subject to review by the Board. On December 11, 2019, the SLC moved to stay the Action pending its investigation. Following briefing and argument, on January 9, 2020, the Court granted the SLC’s motion and stayed the litigation for six months, which period was later extended.

L. As part of the SLC’s investigation, it negotiated a stay of Mr. Diller’s New Warehousing Right to acquire the Additional Shares. On April 13, 2020, the Court entered an order requiring Expedia and Mr. Diller to maintain the status quo and prohibiting Mr. Diller from exercising the New Warehousing Right until the SLC completed its investigation. In accordance with the Court’s order, Expedia and Mr. Diller entered into Amendment No. 1 to the New Governance Agreement extending the deadline for Mr. Diller to exercise his right to acquire the Additional Shares to forty-five days after the SLC completed its investigation. That 45-day period ran on December 7, 2020, and Mr. Diller determined not to exercise the New Warehousing Right to acquire Class B Shares. Accordingly, Mr. Diller (together with the DVFFF) currently holds approximately 28% of the total voting power of Expedia, and Mr. Diller has relinquished any contract rights to acquire any of the Additional Shares.

M. The SLC conducted an investigation of the claims asserted in the Action consistent with its mandate over the course of nearly a year, assisted by its counsel Wilson Sonsini Goodrich & Rosati, P.C. As a result of its investigation, the SLC determined, among other things, that: (i) the Transaction was entirely fair to Expedia and its stockholders and no individual Defendant engaged in an actionable breach of fiduciary duty; (ii) neither Mr. Diller nor the DVFFF was unjustly enriched as a result of the Transaction; and (iii) there is no actionable claim for declaratory judgment relating to the governance agreements. The SLC found, contrary to the allegations of the Complaint, that there was no plan or intention for Mr. Diller’s stepson, Alexander von Furstenberg, to exercise a senior management position at Expedia, that both Mr. Diller and Mr. von Furstenberg had no such desire, and that the Transaction and related agreements were not part of any plan to gift to Mr. Diller or his family dynastic control of the Company. The SLC further found, also contrary to the allegations of the Complaint, that the Transaction likely triggered Mr. Diller’s right to the Exchange under the terms of the prior Stockholders Agreement between Mr. Diller and LEXE; that Mr. Diller and LEXE (including its Chairman Dr. John Malone) each considered that the Merger of LEXE and Expedia entitled Mr. Diller to swap for the Class B Shares under the terms of the Stockholders Agreement; and that LEXE would not have engaged in a transaction or the Merger that denied Mr. Diller the rights both he and LEXE considered to belong to Mr. Diller under the Stockholders Agreement. The SLC further noted that the special committee’s negotiations with Mr. Diller had resulted in several contractual provisions favorable to the Company and its stockholders, including an equal treatment provision that the Class B Shares in perpetuity would not receive any greater or different consideration in a sale or merger of the Company than the common stock of the Company.

N. The SLC concluded that the special committee of the Expedia Board that negotiated the terms of the transaction acted in an independent manner and engaged in arms-length bargaining with respect to the Merger and the other aspects of the Transaction. In its Report, the SLC noted that it considered that Expedia and its stockholders derived numerous tangible benefits from the Transaction that would have been unavailable if Mr. Diller had not agreed to the Transaction, including, in addition to the equal treatment provision applicable to the Class B Shares, the acquisition of LEXE’s position in Expedia without the payment of a control premium and removal of the uncertainty of how things would transpire upon Mr. Diller’s death or disability whereupon LEXE would assume perpetual control of the Company and be in a position to sell that control to a unknown (and potentially undesirable) third party which could have led to an undesirable transaction for the Company’s minority stockholders. The SLC further noted that the Transaction ensured Mr. Diller’s continued involvement and engagement in the business of Expedia, which the Company’s management and the special committee viewed as a positive given his successful track record.

O. Accordingly, the SLC concluded that it was not in the best interests of the Company and its stockholders to pursue claims arising from the Transaction and requested that the Action be dismissed. The SLC filed its report detailing its findings (the “Report”) and a Motion to Dismiss (the “Motion to Dismiss”) on October 23, 2020.

P. The SLC filed its Opening Brief in Support of its Motion to Dismiss on December 11, 2020.

Q. Plaintiff served its First Request for Production of Documents and First Set of Interrogatories directed to the SLC on January 8, 2021. The SLC served its Responses and Objections to Plaintiff’s First Request for Production on January 20, 2021, and its Responses and Objections to Plaintiff’s First Set of Interrogatories on February 8, 2021.

R. On March 25, 2021, the SLC filed a letter to update the Court on recent developments, including, among other things, that Mr. Gieselman stepped down from his position on the SLC.

S. On April 12, 2021, the SLC filed another letter to provide a further update to the Court and informed the Court that the Parties had begun settlement discussions aimed at resolving the Action.

T. The Parties engaged in extensive settlement discussions before reaching an agreement in principle, which was approved by the SLC on July 22, 2021. On July 28, 2021, the SLC filed a letter informing the Court that the parties had reached an agreement in principle to resolve the Action.

U. The Parties believe that the Settlement is in the best interests of the Parties, Expedia, the Class, and Expedia’s current stockholders and that the Settlement confers benefits upon Expedia, the Class, and Expedia’s current stockholders and that the interests of the Parties, Expedia, the Class, and Expedia’s current stockholders would best be served by settlement of the Action on the terms and conditions set forth herein.

Plaintiff’s Claims and the Benefits of the Settlement

V. Plaintiff believes that the claims asserted in the Action have merit, but also believes that the Settlement set forth below provides substantial and immediate benefits for Expedia, the Class, and Expedia’s current stockholders. In addition to these substantial benefits, Plaintiff and Plaintiff’s Counsel have considered: (i) the attendant risks of continued litigation and the uncertainty of the outcome of the Action; (ii) the work undertaken by the SLC and its conclusion that the Action should be dismissed; (iii) the probability of success on the merits; (iv) the inherent problems of proof associated with, and possible defenses to, the claims asserted in the Action; (v) the desirability of permitting the Settlement to be consummated according to its terms; (vi) the expense and length of continued proceedings necessary to prosecute the Action against Defendants through trial and appeals; and (vii) the conclusion of Plaintiff and Plaintiff’s Counsel that the terms and conditions of the Stipulation are fair, reasonable, and adequate, and that it is in the best interests of Expedia, the Class, and Expedia’s current stockholders to settle the Action on the terms set forth herein.

Defendants’ Denials of Wrongdoing and Liability

W. Defendants deny any and all allegations of wrongdoing, liability, violations of law or damages arising out of or related to any of the conduct, statements, acts, or omissions alleged in the Action, and maintain that their conduct was at all times proper, in the best interests of Expedia and its stockholders, and in compliance with applicable law. Defendants further deny any breach of fiduciary duties. Defendants further deny that Mr. Diller or the DVFFF were unjustly enriched by the Transaction. Defendants affirmatively assert that the Transaction was the best possible transaction for Expedia and its stockholders, was entirely fair to Expedia and to the unaffiliated stockholders, and has provided Expedia and its stockholders with substantial benefits. Defendants also deny that Expedia or its stockholders were harmed by any conduct of Defendants alleged in the Action or that could have been alleged therein. Each of Defendants asserts that, at all relevant times, they acted in good faith and in a manner they reasonably believed to be in the best interests of Expedia and all of its stockholders. Nevertheless, Defendants wish to eliminate the uncertainty, risk, burden, and expense of further litigation, and to permit the operation of Expedia without further distraction and diversion of its Board and personnel with respect to the Action. Defendants have therefore determined to settle the Action on the terms and conditions set forth in this Stipulation solely to put the Released Claims (as defined below) to rest, finally and forever, without in any way acknowledging any wrongdoing, fault, liability, or damages.

X. Nothing in this Stipulation shall be construed as any admission by Defendants of wrongdoing, fault, liability, or damages whatsoever. The SLC is joining in this Stipulation and supports the Settlement to avoid the cost to the Company of further litigation and because it considers the terms of the Settlement to be beneficial to Expedia and its stockholders.

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, BY AND AMONG THE PARTIES TO THIS STIPULATION, subject to the approval of the Court pursuant to Court of Chancery Rules 23 and 23.1, that the Action shall be fully and finally compromised and settled, the Released Claims shall be released as against the Releasees (as defined below), and the Action shall be dismissed with prejudice, upon and subject to the following terms and conditions of the Settlement, as follows:

I. DEFINITIONS

1.1. “Class” means the holders of shares of Expedia common stock that were issued and outstanding as of April 16, 2019 (the “Class Shares”), together with their heirs, assigns, transferees, and successors-in-interest, in each case solely in their capacity as holders or owners of Class Shares. Excluded from the Class are (i)

Defendants, and the officers and directors of the Company as of April 16, 2019 (the ‘Excluded Parties’ and each an ‘Excluded Party’); (ii) any of the Excluded Parties’ immediate family members, affiliates, parent companies, subsidiaries, legal representatives, heirs, estates, predecessors, successors, and assigns; and (iii) any entity in which any Excluded Party has or had a direct or indirect controlling interest.

1.2. “Class Members” means a member of the Class.

1.3. “Current Stockholders” means any Person or Persons (as defined below) who are record or beneficial owners of Expedia common stock as of the close of business on the date of this Stipulation.

1.4. “Defendants’ Counsel” means Wachtell, Lipton, Rosen & Katz; Morris, Nichols, Arsht & Tunnell LLP; Paul, Weiss, Rifkind, Wharton & Garrison LLP; Ross Aronstam & Moritz LLP; Baker Botts L.L.P.; Potter Anderson & Corroon, LLP, and Expedia’s Counsel.

1.5. “Defendants’ Releasees” means Expedia, Defendants, the members of the SLC, and their respective past, present, or future family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, agents, employees, fiduciaries, partners, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited liability companies, corporations, parents, subsidiaries, divisions, affiliates, associated entities, stockholders, principals, officers, directors, managing directors, members, managing members, managing agents, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, financing sources, lenders, commercial bankers, attorneys, personal or legal representatives, accountants, associates and insurers, co-insurers and re-insurers (except with respect to any claims any Defendant or Expedia may have against any of their respective insurers, co-insurers, or re-insurers, to the extent such claims are not otherwise released pursuant to other documentation) and those of the SLC Counsel and Defendants’ Counsel.

1.6. “Effective Date” means the date that the Judgment, which approves in all material respects the releases provided for in the Stipulation and dismisses the Action with prejudice, becomes Final (as defined below).

1.7. “Expedia’s Counsel” means Friedman Kaplan Seiler & Adelman LLP and Heyman Enerio Gattuso & Hirzel LLP.

1.8. “Final” means, with respect to any judgment or order, that (i) if no appeal is filed, the expiration date of the time for filing or noticing of any appeal of the judgment or order; or (ii) if there is an appeal from the judgment or order, the date of (a) final dismissal of all such appeals, or the final dismissal of any proceeding on certiorari or otherwise to review the judgment or order, or (b) the date the judgment or order is finally affirmed on an appeal, the expiration of the time to file a petition for a writ of certiorari or other form of review, or the denial of a writ of certiorari or other form of review of the judgment or order, and, if certiorari or other form of review is granted, the date of final affirmance of the judgment or order following review pursuant to that grant. However, any appeal or proceeding seeking subsequent judicial review pertaining solely to an order issued with respect to attorneys’ fees or expenses shall not in any way delay or preclude the Judgment from becoming Final.

1.9. “Judgment” means the Order and Final Judgment to be entered by the Court dismissing this Action with prejudice, substantially in the form annexed hereto as Exhibit D.

1.10. “Notice” means the Notice of Pendency and Proposed Settlement of Action, substantially in the form annexed hereto as Exhibit B.

1.11. “Person” means a natural person, individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, association, joint venture, joint stock company, estate, legal representative, trust, unincorporated association, government, or any political subdivision or agency thereof, or any other business or legal entity.

1.12. “Plaintiff’s Counsel” means Plaintiff’s Lead Counsel and any other legal counsel who, at the direction and under the supervision of Plaintiff’s Lead Counsel, performed services in the Action.

1.13. “Plaintiff’s Lead Counsel” means Labaton Sucharow LLP; Bernstein Litowitz Berger & Grossmann LLP; and Friedlander & Gorris, P.A.

1.14. “Plaintiff’s Releasees” means Plaintiff, each of the other Class Members and Expedia stockholders, Plaintiff’s Counsel, and their respective past, present, or future family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, agents, employees, fiduciaries, partners, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited liability companies, corporations, parents, subsidiaries, divisions, affiliates, associated entities, stockholders, principals, officers, directors, managing directors, members, managing members, managing agents, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, financial or investment advisors, advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, financing sources, lenders, commercial bankers, attorneys, personal or legal representatives, accountants, associates and insurers, co-insurers and re-insurers.

1.15. “Released Claims” means Released Plaintiff’s Claims (as defined below) and Released Defendants’ Claims (as defined below).

1.16. “Released Defendants’ Claims” means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues, and controversies of any kind, nature, or description whatsoever, whether disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including known claims and Unknown Claims, whether based on state, local, foreign, federal, statutory, regulatory, common, or other law or rule (including claims within the exclusive jurisdiction of the federal courts), arising out of or relating to this litigation through the date of this Stipulation, including, without limitation, all actions taken by Plaintiff or Plaintiff’s Counsel in connection with the initiation, prosecution, and settlement of this Action through the date of this Stipulation. For the avoidance of doubt, the Released Defendants’ Claims do not include any claims for advancement or indemnity of their legal fees, costs, and expenses incurred in connection with the Action and this Settlement, or any claims that any Defendant or Expedia may have against any of their respective insurers, co-insurers, or reinsurers, to the extent such claims are not otherwise released pursuant to other documentation.

1.17. “Released Plaintiff’s Claims” means any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature, or description whatsoever, whether disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including known claims and Unknown Claims, whether based on state, local, foreign, federal, statutory, regulatory, common, or other law or rule (including claims within the exclusive jurisdiction of the federal courts), that are, have been, could have been, could now be, or in the future could, can, or might be asserted, in the Action or in any other court, tribunal, or proceeding by (i) Plaintiff or any other member of the Class arising out of the holding of shares of Expedia common stock or (ii) by Plaintiff or any other Expedia stockholder derivatively on behalf of Expedia, or by Expedia directly, against any of the Defendants’ Releasees, which, now or hereafter, are based upon, arise out of, or relate to any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims, or any other matters related to the Transaction or this litigation and the settlement thereof, including the SLC’s investigation, except for claims relating to the enforcement of the Settlement and for any claims that any Defendant or Expedia may have for advancement or indemnity of their legal fees, costs, and expenses incurred in connection with the Action and this Settlement, or any claims that any Defendant or Expedia may have against any of their respective insurers, co-insurers, or reinsurers, to the extent such claims are not otherwise released pursuant to other documentation.

1.18. “Releasees” means Plaintiff’s Releasees and Defendants’ Releasees.

1.19. “Releases” means the releases set forth in Section II.B below.

1.20. “Scheduling Order” means an order scheduling a hearing on the Stipulation and approving the form of Notice and method of giving notice, substantially in the form annexed hereto as Exhibit A.

1.21. “Settlement Consideration” means the acts set forth in Paragraphs 2.1 to 2.9 herein.

1.22. “Settlement Hearing” means the hearing (or hearings) at which the Court will review and assess the adequacy, fairness, and reasonableness of the Settlement, and the appropriateness and amount of the award of attorneys’ fees and expenses to be awarded by the Court (as set forth in Sections IV-V, below).

1.23. “Summary Notice” means the Summary Notice of Pendency and Proposed Settlement of Action, substantially in the form annexed hereto as Exhibit C.

1.24. “SLC Counsel” means Wilson Sonsini Goodrich & Rosati, P.C.

1.25. “Unknown Claims” means any Released Plaintiff’s Claims that Plaintiff, any Plaintiff’s Releasee, the Class, Expedia, or any other Expedia stockholder does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiff’s Claims against the Defendants’ Releasees, and any Released Defendants’ Claims that any of Defendants or any of the other Defendants’ Releasees does not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendant’s Claims against the Plaintiff’s Releasees, which, if known by him, her, or it, might have affected his, her, or its decision(s) with respect to the Settlement. With respect to any and all Released Plaintiff’s Claims and Released Defendants’ Claims, the Parties stipulate and agree that Plaintiff, Expedia, and each of the Defendants shall expressly waive, and each of the other Class Members, each of the other Plaintiff’s Releasee, Expedia stockholders and each of the other Defendants’ Releasees shall be deemed to have waived, and by operation of the Judgment shall have expressly waived, any and all provisions, rights, and benefits conferred by California Civil Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

and any law of any state or territory of the United States, or principle of common law or foreign law, which is similar, comparable, or equivalent to California Civil Code § 1542. Plaintiff, Expedia, and each of the Defendants acknowledge, and each of the other Class Members, Plaintiff’s Releasees and Expedia stockholders and each of the other Defendants’ Releasees shall be deemed by operation of law to have acknowledged, that the foregoing waiver was separately bargained for and is a key element of the Settlement.

II.	TERMS OF SETTLEMENT

A. Settlement and the Settlement Consideration

2.1. Mr. Diller’s relinquishment of rights. By way of background, and as recounted above, Mr. Diller previously chose not to increase his voting percentage in Expedia despite his right to do so in connection with the Transaction under the terms of the New Warehousing Right that entitled him to swap common shares or other consideration with Expedia for up to an additional 7,276,547 Class B shares (i.e., the Additional Shares). By allowing that contractual right to expire unexercised, Mr. Diller relinquished the right to obtain an additional approximately 20% of Expedia voting power that could have been utilized by him during his lifetime. As a result, Mr. Diller (either directly or through a trust controlled by him) and DVFFF hold all of the outstanding Class B Shares (5,523,452 shares), which represent approximately 28% of the voting power of all Expedia outstanding stock.

2.2. Addressing the role of Mr. Diller’s family members at Expedia following Mr. Diller’s Departure. Also, as recounted above, the SLC Report found that, contrary to the allegations of the Complaint, there was no plan or intention for Mr. Diller’s stepson Alexander von Furstenberg to exercise a senior management position at Expedia. In accordance with the findings in the SLC Report, following Mr. Diller’s departure from all roles at Expedia (“Mr. Diller’s Departure”), no family member of Mr. Diller has any intention to seek or will seek any executive position at Expedia or serve as Chair of the Board of Expedia.

2.3. Accordingly, Expedia agrees that following Mr. Diller’s Departure, no immediate family member of Mr. Diller will serve in any executive position at Expedia or as Chair of the Board of Expedia.

2.4. Prior to Mr. Diller’s Departure, the number of immediate family members of Mr. Diller (including Mr. Diller himself) who can serve on the Board of Expedia shall be limited to two. (Mr. von Furstenberg continues to serve as a member of the Expedia Board.)

2.5. Following Mr. Diller’s Departure, (i) in no event shall more than one member of the Diller family serve on the Expedia Board at any one time, and (ii) in the event that (a) no family member of Mr. Diller is already serving on the Expedia Board, and (b) a “Diller-related Person” (defined as Mr. Diller, a family member of Mr. Diller or an entity owned directly or indirectly by Mr. Diller or one or more family members, the DVFFF, a charitable or other trust for the benefit of any of the foregoing, or any person or entity that comes to hold Class B shares as a result of Mr. Diller’s estate planning) owns in the aggregate at least 5% of the outstanding common equity of Expedia or a 15% voting interest in the Company, then Expedia agrees to nominate to serve as a director on the Board one family member of Mr. Diller or one representative designated by Mr. Diller’s family; provided further that any member of Mr. Diller’s family added under this (ii) shall also require the support of two-thirds (2/3) of Expedia’s independent directors to serve as a director.

2.6. Addressing the Expedia Class B shares following Mr. Diller’s Departure. The provisions of the following Paragraphs 2.7-2.9 shall apply to the Expedia Class B shares following Mr. Diller’s Departure.

2.7. Limitation on Class B voting power by Diller-related Persons. Following Mr. Diller’s Departure, the voting percentage that can be cast by Class B Shares held or controlled by Diller-related Persons shall be limited to 20% of the voting power of all outstanding Expedia common stock with respect to (a) any merger, sale or other extraordinary transaction requiring the approval of Expedia stockholders and (b) director elections (except as to voting for the election of directors supported by a majority of the Board, in which case the limit shall not apply). Any shares in excess of the limit, when applicable, shall be voted in proportion to votes cast (x) in the case of clause (a), by the common shares not held by Mr. Diller or other Diller-related Persons and (y) in the case of clause (b), by the common shares not held by (1) Mr. Diller or other Diller-related Persons or (2) any other stockholder or other person, or group of such persons, soliciting proxies or acting as a group with respect to one or more nominees not nominated by the Expedia Board or the appropriate committee thereof. The provisions of this paragraph shall not apply to any votes of only the Class B shares required by law or exchange or other regulation.

2.8. Expedia’s right of first offer. Prior to selling or agreeing to a sale of Class B shares then held by Mr. Diller or other Diller-related Persons that represent 10% or more of the voting power of Expedia common stock, Expedia shall be advised of the interest in such a transaction and shall have the opportunity to offer to purchase the shares contemplated to be sold, as follows: the Company shall have 30 days to offer a price for the relevant shares, and, if the Company makes an offer, thereafter the selling party or parties shall have 15 days to either (a) accept or reject that offer, or (b) make a counteroffer. In the event of a counteroffer, the Company shall have 15 days to accept or reject that offer. Following that process (or following the end of such 30-day period if the Company did not make an offer), the selling party or parties shall be free to proceed to sell the Class B shares for a price not less than the price offered by the Company (or if the Company did not make any offer, for any price). In the event that the shares are not sold or subject to an agreement of sale within 10 months of the conclusion of the right of first offer process, the Company’s right of first offer shall again apply, regardless of the number of times such right is reset under this provision on account of the shares not being sold within the 10-months period. For the avoidance of doubt, the calculation of the 10% or more of the voting power that triggers the Company’s right of first offer pursuant to this paragraph shall include any series of transactions with the same counter-party that are part of a single agreement.

2.9. Expedia’s reasonable cooperation in sale process. In connection with a sale of the Class B Shares by Mr. Diller or another Diller-related Person, Expedia shall cooperate and use reasonable efforts to permit such sale to be consummated promptly, including, without limitation, making any required regulatory filings, registering the transfer of the shares in the stock ledger of the Company and, if applicable, requesting that the Company’s depositary or book-entry transfer agent register such sale, providing customary documentation in connection with such sale (such as a customary legal opinion if requested by the depositary or transfer agent, or evidence of transfer, such as a stock certificate, if applicable), and shall not take any action that would have the purpose or effect of prohibiting or delaying such sale (including adopting a stockholders rights plan). If requested by the transferee, and subject to a customary confidentiality agreement reasonably acceptable to the Company, the Company shall permit the transferee to conduct limited due diligence relating to the Company, its business and affairs, appropriate for an investment of comparable size in a company of the Company’s scale, which due diligence shall not require more than one meeting with senior management and shall not otherwise interfere unreasonably with the Company’s operations. In addition, if the proposed transferee so requests and agrees to enter into a standstill in customary form at 30% of the Expedia voting power (until the earlier of such time as the transferee owns less than 15% of the Company’s outstanding voting power or 3 years), the Board will waive the provisions of 8 Del. C. § 203 for such transferee unless it determines that such waiver would be reasonably likely to constitute a violation of the directors’ fiduciary duties owing to the identity or plans of the proposed transferee.

B.	Releases

2.10. Upon entry of the Judgment, Expedia, Plaintiff, Plaintiff’s Releasees, and each and every other Class Member and Expedia stockholder, on behalf of themselves and any other person or entity who could assert any of the Released Plaintiff’s Claims on their behalf, in such capacity only, shall have fully, finally, and forever released, settled, and discharged, and shall forever be enjoined from prosecuting, the Released Plaintiff’s Claims against Defendants and any other Defendants’ Releasees.

2.11. Upon entry of the Judgment, Defendants, the members of the SLC, and the other Defendants’ Releasees, on behalf of themselves and any other person or entity who could assert any of the Released Defendants’ Claims on their behalf, in such capacity only, shall have fully, finally, and forever released, settled, and discharged, and shall forever be enjoined from prosecuting, Defendants’ Claims against Plaintiff’s Releasees.

C.	Dismissal of Action

2.12. Upon entry of the Judgment, the Action shall be dismissed with prejudice.

2.13. Plaintiff, Defendants, and Expedia shall each bear his, her, or its own fees, costs, and expenses, except as expressly provided in this Stipulation, provided that nothing herein shall affect the Expedia directors’ claims for advancement or indemnity of their legal fees, costs, and expenses incurred in connection with the Action and this Settlement, or any claims that any Defendant or Expedia may have against any of their respective insurers, co-insurers, or reinsurers, to the extent such claims are not otherwise released pursuant to other documentation.

III.	PROCEDURE FOR APPROVAL

3.1 Immediately after execution of this Stipulation, the Parties shall jointly submit the Stipulation together with its related documents to the Court, and shall apply to the Court for entry of the Scheduling Order, substantially in the form annexed hereto as Exhibit A.

3.2 In accordance with the Scheduling Order, Expedia shall mail, or cause to be mailed, by first class U.S. mail or other mail service if mailed outside the U.S., postage prepaid, the Notice, substantially in the form attached hereto as Exhibit B, to Current Stockholders and all members of the Class at their last known address appearing in the stock transfer records maintained by or on behalf of Expedia. All

Current Stockholders and all members of the Class who are record holders of Expedia common stock on behalf of beneficial owners shall be directed to forward the Notice promptly to the beneficial owners of those securities. In accordance with the Scheduling Order, Expedia shall also cause the Summary Notice to be published in the Investor’s Business Daily and over the Business Wire.

3.3 Expedia shall pay any and all costs and expenses related to providing notice of the proposed Settlement (“Notice Costs”) regardless of the form or manner of notice approved or directed by the Court and regardless of whether the Court declines to approve the Settlement or the Effective Date otherwise fails to occur. In no event shall Plaintiff, any other Class Member or Expedia stockholder, Defendants, or any of their attorneys (including Plaintiff’s Counsel) be responsible for any Notice Costs.

3.4 The Parties and their attorneys agree to use their individual and collective best efforts to obtain Court approval of the Settlement. The Parties and their attorneys further agree to use their individual and collective best efforts to effect, take, or cause to be taken all actions, and to do, or cause to be done, all things reasonably necessary, proper, or advisable under applicable laws, regulations, and agreements to consummate and make effective, as promptly as practicable, the Settlement provided for hereunder and the dismissal of the Action with prejudice. The Parties and their attorneys agree to cooperate fully with one another in seeking the Court’s approval of this Settlement and to use their best efforts to effect the consummation of the Settlement.

3.5 If the Settlement embodied in this Stipulation is approved by the Court, the Parties and the SLC shall request that the Court enter the Judgment, substantially in the form attached hereto as Exhibit D.

IV.	ATTORNEYS’ FEES AND EXPENSES

4.1. Plaintiff’s Counsel intend to petition the Court for an all-in award of attorneys’ fees and litigation expenses, in an amount no greater than $6,500,000.00 (the “Fee and Expense Application”), based on the benefits provided to Expedia, the Class, and Expedia’s stockholders from the Settlement.

4.2. Defendants, Expedia, and the SLC agree that they will not object to or otherwise take any position on the Fee and Expense Application so long as the Fee and Expense Application seeks an award no greater than $6,500,000.00. Expedia shall cause to be paid to Plaintiff’s Counsel any attorneys’ fees and expenses that are awarded by the Court (the “Fee and Expense Award”). The Fee and Expense Award shall be paid to Plaintiff’s Counsel within five (5) business days after the entry of the Judgment, notwithstanding the existence of any timely filed objections to the Fee and Expense Award or the Settlement, or potential for appeal therefrom, or collateral attack on the Fee and Expense Award, the Settlement, or any part thereof.

4.3. If, after payment of the Fee and Expense Award, the Fee and Expense Award is reversed, vacated, or reduced by final non-appealable order, or the Settlement is terminated in accordance with the terms of this Stipulation, Plaintiff’s Counsel shall, within ten (10) business days after receiving from Expedia’s Counsel or from a court of appropriate jurisdiction notice of the termination of the Settlement or notice of any reduction of the Fee and Expense Award by final non-appealable order, return to Expedia the difference between the attorneys’ fees and expenses awarded by the Court in the Fee and Expense Award and paid to Plaintiff’s Counsel on the one hand, and any attorneys’ fees and expenses ultimately and finally awarded on appeal, further proceedings on remand, or otherwise on the other hand.

4.4. Plaintiff’s Lead Counsel shall allocate the Fee and Expense Award amongst Plaintiff’s Counsel in a manner which they, in good faith, believe reflects the contributions of such counsel to the institution, prosecution, and settlement of the Action.

4.5. The Fee and Expense Award shall be the sole compensation for Plaintiff’s Counsel in connection with the Action and the Settlement. Defendants’ Releasees shall have no responsibility for or liability whatsoever with respect to the allocation of the Fee and Expense Award to or among Plaintiff’s Counsel.

4.6. Defendants shall not be liable for or obligated to pay any fees, expenses, costs, or disbursements, or to incur any expense on behalf of, any person or entity (including, without limitation, Plaintiff or Plaintiff’s Counsel), directly or indirectly, in connection with the Action or the Settlement, except as expressly provided for in this Stipulation, provided that nothing herein shall affect the Expedia directors’ claims for advancement or indemnity for their legal fees, costs and expenses incurred in connection with the Action and this Settlement.

4.7. Neither Plaintiff nor Plaintiff’s Counsel shall be liable for or obligated to pay any fees, expenses, costs, or disbursements to, or incur any expenses on behalf of, any person or entity (including, without limitation, Defendants, Expedia, or their counsel), directly or indirectly, in connection with the Action or the Settlement.

4.8. This Stipulation, the Settlement, the Judgment, and whether the Judgment becomes Final, are not conditioned upon the approval of an award of attorneys’ fees, costs, or expenses, either at all or in any particular amount, by the Court.

4.9. Plaintiff’s Counsel warrants that no portion of any such award of attorneys’ fees or expenses shall be paid to Plaintiff, except as may be approved by the Court.

V.	STAY PENDING COURT APPROVAL

5.1. Pending Court approval of the Stipulation, the Parties agree to stay any and all proceedings in the Action other than those incident to the Settlement.

5.2. Except as necessary to pursue the Settlement and determine a Fee and Expense Award, pending final determination of whether the Stipulation should be approved, all Parties to the Action (including Plaintiff, Defendants, and Expedia) agree not to institute, commence, prosecute, continue, or in any way participate in, whether directly or indirectly, representatively, individually, derivatively on behalf of Expedia, or in any other capacity, any action or other proceeding asserting any Released Claims.

5.3. Notwithstanding Paragraphs 5.1 and 5.2, nothing herein shall in any way impair or restrict the rights of any Party to defend this Stipulation or to otherwise respond in the event any Person objects to the Stipulation, the proposed Judgment to be entered, and/or the Fee and Expense Application.

VI.	EFFECT OF DISAPPROVAL, CANCELLATION, OR TERMINATION

6.1. Plaintiff and Defendants (provided they unanimously agree or if only certain Defendants are affected by the occurrence of any event set forth in clauses (ii) through (iv) below, provided that such Defendants as are affected agree) shall each have the right to terminate the Settlement and this Stipulation solely by providing written notice of their election to do so (“Termination Notice”) to the other parties to this Stipulation within thirty (30) calendar days of: (i) the Court’s declining to enter the Scheduling Order in any material respect; (ii) the Court’s refusal to approve this Stipulation or any part of it that materially affects any Party’s rights or obligations hereunder; (iii) the Court’s declining to enter the Judgment in any material respect; or (iv) the date upon which the Judgment is modified or reversed in any material respect by an appellate court. Neither a modification nor a reversal on appeal of the amount of fees, costs, and expenses awarded by the Court to Plaintiff’s Counsel shall be deemed a material modification of the Judgment or this Stipulation.

6.2. In the event that the Settlement is terminated pursuant to the terms of Paragraph 6.1 of this Stipulation or the Effective Date otherwise fails to occur for any other reason, then (i) the Settlement and this Stipulation (other than this Section VI and Paragraph 3.3 above) shall be canceled and terminated; (ii) any judgment entered in the Action and any related orders entered by the Court shall in all events be treated as vacated, nunc pro tunc; (iii) the Releases provided under the Settlement shall be null and void; (iv) the fact of the Settlement shall not be admissible in any proceeding before any court or tribunal; (v) all proceedings in the Action shall revert to their status as of immediately prior to the Parties’ agreement-in-principle to settle the action on July 28, 2021, and no materials created by or received from another Party that were used in, obtained during, or related to settlement discussions shall be admissible for any purpose in any court or tribunal, or used, absent consent from the disclosing party, for any other purpose or in any other capacity, except to the extent that such materials are otherwise required to be produced during discovery in any other litigation; (vi) the Parties shall jointly petition the Court for a revised schedule for further proceedings; and (vii) the Parties shall proceed in all respects as if the Settlement and this Stipulation (other than this Section VI and Paragraph 3.3 above) had not been entered into by the Parties

VII.	NO ADMISSION OF LIABILITY

7.1. It is expressly understood and agreed that neither the Settlement nor any act or omission in connection therewith is intended or shall be deemed or argued to be evidence of or to constitute an admission or concession by: (a) Defendants, Expedia, or any of the other Defendants’ Releasees as to (i) the truth of any fact alleged by Plaintiff, (ii) the validity of any claims or other issues raised, or which might be or might have been raised, in the Action or in any other litigation, (iii) the deficiency of any defense that has been or could have been asserted in the Action or in any litigation, or (iv) any wrongdoing, fault, or liability of any kind by any of them, which each of them expressly denies; or (b) Plaintiff or any of the other Plaintiff’s Releasees that any of their claims are without merit, that any of the Defendants or Defendants’ Releasees had meritorious defenses, or that damages or other relief recoverable in the Action would not have exceeded the terms of the Settlement. Defendants and the Defendants’ Releasees may file this Stipulation and/or Judgment in any action that has been or may be brought against them in order to support a claim or defense based on principles of res judicata, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim or in connection with any insurance litigation.

VIII.	MISCELLANEOUS PROVISIONS

8.1. This Stipulation shall be deemed to have been mutually prepared by the Parties and shall not be construed against any of them by reason of authorship.

8.2. The Parties agree that in the event of any breach of this Stipulation, all of the Parties’ rights and remedies at law, equity, or otherwise, are expressly reserved.

8.3. The Parties agree there will be no public announcements regarding this Settlement until Expedia has announced or disclosed it or the Stipulation has been filed with the Court. To the extent permitted by law, all agreements made and orders entered during the course of the Action relating to the confidentiality of documents or information shall survive this Stipulation.

8.4. This Stipulation may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document. Any signature to the Stipulation by means of facsimile or electronic scanning shall be treated in all manner and respects as an original signature and shall be considered to have the same binding legal effect as if it were the original signed version thereof and without any necessity for delivery of the originally signed signature pages in order for this to constitute a binding agreement.

8.5. The headings herein are used for the purpose of convenience only and are not meant to have legal effect.

8.6. Each counsel or other person executing this Stipulation on behalf of any Party warrants that he or she has the full authority to bind his or her principal to this Stipulation.

8.7. Plaintiff and Plaintiff’s Counsel represent and warrant that none of Plaintiff’s claims referred to in this Stipulation or that could have been alleged in the Action have been assigned, encumbered, or in any manner transferred in whole or in part.

8.8. This Stipulation shall not be modified or amended, nor shall any provision of this Stipulation be deemed waived, unless such modification, amendment, or waiver is in writing and executed by or on behalf of the Party or Parties against whom such modification, amendment, or waiver is sought to be enforced.

8.9. Any failure by any Party to insist upon the strict performance by any other Party of any of the provisions of this Stipulation shall not be deemed a waiver of any of the provisions hereof, and such party, notwithstanding such failure, shall have the right thereafter to insist upon the strict performance of any and all of the provisions of this Stipulation to be performed by such other Party. Waiver by any Party of any breach of this Stipulation by any other Party shall not be deemed a waiver of any other prior or subsequent breach of this Stipulation, and failure by any Party to assert any claim for breach of this Stipulation shall not be deemed to be a waiver as to that or any other breach and will not preclude any Party from seeking to remedy a breach and enforce the terms of this Stipulation. Each of the Defendants’ respective obligations hereunder are several and not joint, and the breach or default by one Defendant shall not be imputed to, nor shall any Defendant have any liability or responsibility for, the obligations of any other Defendant herein.

8.10. This Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties hereto.

8.11. Notwithstanding the entry of the Judgment, the Court shall retain jurisdiction with respect to the implementation, enforcement, and interpretation of the terms of the Stipulation, and all Parties submit to the jurisdiction of the Court for all matters relating to the administration, enforcement, and consummation of the Settlement and the implementation, enforcement, and interpretation of the Stipulation, including, without limitation, any matters relating to awards of attorneys’ fees and expenses to Plaintiff’s Counsel. Each Party (i) consents to personal jurisdiction in any such action (but no other action) brought in the Court; (ii) consents to service of process by registered mail upon such Party or such Party’s agent; and (iii) waives any objection to venue in the Court and any claim that Delaware or the Court is an inconvenient forum.

8.12. The construction and interpretation of this Stipulation shall be governed by and construed in accordance with the laws of the State of Delaware and without regard to the laws that might otherwise govern under principles of conflicts of law applicable hereto.

8.13. Without further order of the Court, the Parties hereto may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.

8.14. The following exhibits are annexed hereto and incorporated herein by reference:

(a) Exhibit A: Scheduling Order With Respect to Notice and Settlement Hearing;

(b) Exhibit B: Notice of Pendency and Proposed Settlement of Action;

(c) Exhibit C: Summary Notice of Pendency and Proposed Settlement of Action; and

(d) Exhibit D: Final Order and Judgment.

IN WITNESS WHEREOF, IT IS HEREBY AGREED by the undersigned as of the date noted above.

[SIGNATURE PAGES FOLLOW]

LABATON SUCHAROW LLP

/s/ Ned Weinberger
Of Counsel: David MacIsaac John Vielandi LABATON SUCHAROW LLP 140 Broadway New York, NY 10005 (212) 907-0700	Ned Weinberger (#5256) Derrick Farrell (#5747) 300 Delaware Avenue, Suite 1340 Wilmington, DE 19801 (302) 573-2540

FRIEDLANDER & GORRIS, P.A.

/s/ Christopher M. Foulds
Of Counsel: Mark Lebovitch Christopher J. Orrico BERNSTEIN LITOWITZ BERGER & GROSSMAN LLP 1251 Avenue of the Americas New York, NY 10020 (212) 554-1400	Joel Friedlander (#3163) Christopher M. Foulds (#5169) 1201 N. Market Street, Suite 2200 Wilmington, DE 19801 (302) 573-3500 BERNSTEIN LITOWITZ BERGER & GROSSMAN LLP
/s/ Gregory V. Varallo
Gregory V. Varallo (#2242) 500 Delaware Avenue, Suite 901 Wilmington, DE 19801 (302) 364-3600 Attorneys for Lead Plaintiff

PAUL, WEISS, RIFKIND, WHARTON & GARRISSON LLP

/s/ Daniel A. Mason
Of Counsel: Andrew G. Gordon Jaren Janghorbani PAUL, WEISS, RIFKIND, WHARTON & GARRISSON LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Daniel A. Mason (#5206) 500 Delaware Avenue, Suite 200 Wilmington, DE 19801 (302) 655-4410 Attorneys for Defendants Susan Athey, A. George Battle, Chelsea Clinton, Jonathan Dolgen, and Craig Jacobson

ROSS ARONSTAM & MORITZ LLP

/s/ Garrett B. Moritz

Garrett B. Moritz (#5646)

Eric D. Selden (#4911)

Benjamin Z. Grossberg (#5615)

100 S. West Street, Suite 400

Wilmington, DE 19801

(302) 576-1600

Attorneys for Defendants Victor

Kaufman, Peter Kern, Dara

Khosrowshahi, and Mark Okerstrom

POTTER ANDERSON & CORROON LLP

/s/ David A. Seal

Of Counsel:

Richard B. Harper

Alyssa Pronley

BAKER BOTTS L.L.P.

30 Rockefeller Plaza

New York, NY 10112-4498

(212) 408-2500

Thomas O’Brien

BAKER BOTTS L.L.P.

2001 Ross Avenue, Suite 900

Dallas, TX 75201-2980

(214) 953-6500

Vern Cassin

BAKER BOTTS L.L.P.

1299 Pennsylvania Ave., N.W.

Washington, D.C. 20004-2400

(202) 639-7700

Peter J. Wash, Jr. (#2437)

Matthew F. Davis (#4696)

David A. Seal (#5992)

1313 N. Market Street, 6th Floor

Wilmington, DE 19801

(302) 984-6000

Attorneys for Defendants Pamela L.

Coe, Courtnee A. Chun, and

Christopher W. Shean

MORRIS, NICHOLS, ARHST & TUNNELL LLP

/s/ John P. DiTomo
Of Counsel: Theodore N. Mirvis Jonathan M. Moses Cynthia Fernandez Lumermann Alexandra P. Sadinsky WACHTELL, LIPTON, ROSEN & KATZ 51 West 52nd Street New York, NY 10119 (212) 402-1000

William M. Lafferty (#2755)

John P. DiTomo (#4850)

Elizabeth A. Mullin (#6380)

1201 N. Market Street

Wilmington, DE 19801

(302) 658-9200

Attorneys for Defendants Barry

Diller, Alexander von Furstenberg,

and The Diller Foundation d/b/a The

Diller von-Furstenberg Foundation

HEYMAN ENERIO GATTUSO & HIRZEL LLP

/s/ Samuel T. Hirzel
Of Counsel: Eric Seiler Jeffrey Wang FRIEDMAN KAPLAN SEILER & ADELMAN LLP 7 Times Square New York, NY 10036 (212) 833-1100	Samuel T. Hirzel (#4415) Jamie L. Brown (#5551) 300 Delaware Avenue, Suite 200 Wilmington, DE 19801 (302) 472-7300 Attorneys for Nominal Defendant Expedia Group Inc.

WILSON, SONSINI GOODRICH & ROSATI, P.C.

/s/ Bradley D. Sorrels
William B. Chandler III (#116)
Bradley D. Sorrels (#5233)
Of Counsel:	Andrew D. Berni (#6137)
Katherine L. Henderson WILSON SONSINI GOODRICH & ROSATI, P.C. One Market Plaza Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000	222 Delaware Avenue, Suite 800 Wilmington, DE 19801 (302) 304-7600 Attorneys for the Special Litigation Committee of the Board of Directors of Nominal Defendant Expedia Group Inc.

Dated: November 2, 2021

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